                            Buenos Aires, November 17, 2023

Shannon Davis / Michael Volley
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Grupo Financiero Galicia SA
Form 20-F Filed April 24, 2023
Response Dated November 1, 2023
File No. 000-30852

Dear Ms. Shannon Davis and Mr. Michael Volley:
On April 24, 2023, Grupo Financiero Galicia S.A., referred to herein as the “Company”, filed with the United States Securities and Exchange Commission its annual report on Form 20-F, for the fiscal year ended December 31, 2022, referred to herein as the “Annual Report.”
On November 8, 2023, the Company received a second letter continuing with comments from the staff of the United States Securities and Exchange Commission on the Annual Report. The following is the Company’s response to the staff’s second comments contained in its letter.

B.4 Selected Statistical Information
viii) Loss Experience, page 72

1. Please refer to prior comment 1. Please tell us why you restated the opening balance of the loan loss allowance considering your statement that the loss allowance is a monetary item and your disclosure on page F-12, which is consistent with IAS 29.12, that monetary items are not restated. Also, tell us how you measured the restatement adjustment.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the loan loss allowance balance as of the end of the reporting period is not restated because, as a monetary item, it is already expressed in terms of the measuring unit current at that date, in accordance with IAS 29.12.

In addition, IAS 29.2 states that “In a hyperinflationary economy, reporting of operating results and financial position in the local currency without restatement is not useful. Money loses purchasing power at such a rate that comparison of amounts from transactions and other events that have occurred at different times, even within the same accounting period, is misleading.”

Further, IAS 29.34 states that “Corresponding figures for the previous reporting period, whether they were based on a historical cost approach or a current cost approach, are restated by applying a general price index so that the comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period”.

Moreover, IAS 29.27 states that “In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. This gain or loss on the net monetary position may be derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the statement of comprehensive income and the adjustment of index linked assets and liabilities. The gain or loss may be estimated by applying the change in a general price index to the weighted average for the period of the difference between monetary assets and monetary liabilities”.

Based on the technical guidance referred to above, the Company respectfully advises the Staff that all comparative figures and movements for the period in the financial statements and the Form 20-F, whether non-monetary or monetary, were restated by applying the change in the general price index in order to be presented in terms of the monetary unit current at the end of the reporting date.

Further, the Company respectfully advises the Staff that the restatement adjustment presented as “Inflation effect” in the referred section of the document, was included in order to reconcile the restated loss allowance opening balances and restated loss allowance movements for the period measured as described above, to the non-restated loss allowance closing balance, and represents the loss in the purchasing power of the referred monetary item.

2. Please refer to prior comment 1. In your response you state that the “inflation effect” also represents movements for the period. Please tell us in more detail what “movements for the period” represent, why they are presented as “inflation effect”, how the items are measured and the specific guidance in IFRS that supports the recognition.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the “inflation effect” presented in the referred section of the document, as mentioned in our response to the previous comment, includes the adjustment to reconcile both the loss allowance restated opening balances and the restated movements for the period, to the non-restated closing balances of such item at the end of the reporting period.

Further, the Company respectfully advises that the reference to “movements for the period” herein and in our previous response, referred to the “Movements with P&L Impact” and “Movements with no P&L Impact” presented in the “Loss Experience” tables included in the “B.4 Selected Statistical Information” section of the document (page 72).

Note 23 - Deposits, page F-51

3. Please refer to prior comment 3. Please provide us a draft of your proposed disclosure in future filings that includes the amount of uninsured deposits as of December 31, 2022 and December 31, 2022.

Response: The Company acknowledges the Staff’s comment and respectfully proposes to include the following disclosure in future filings, within Item 4 Information on the company – B. Business Overview – B.4 Selected Statistical Information – ix) Depositos, the amount of uninsured deposits in accordance with the requirement of Item 1406(e) of Regulation S-K.

	As of December 31,
	2022	2021
	(in millions of Pesos)
Uninsured Deposits	1,572,809	1,369,193

We hope that the response adequately addresses the staff’s comment. Please contact us, if you have any comments or questions.
Sincerely,

Diego H. Rivas
Chief Financial Officer